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EXHIBIT 4.8

MATERIAL CHANGE REPORT

Subsection 75(2) of the Securities Act (Ontario)
and equivalent sections in the Securities Acts of each of the other provinces of Canada

1.    Reporting Issuer

Wheaton River Minerals Ltd.
Waterfront Centre, Suite 1560
200 Burrard Street
Vancouver, BC V6C 3L6

2.    Date of Material Change

February 27, 2003

3.    Press Release

A press release with respect to the material change referred to in this report was issued on February 27, 2003 and subsequently filed on SEDAR.

4.    Summary of Material Change

Wheaton River Minerals Ltd. ("Wheaton River") announced it has completed a Cdn.$333.5 million private placement equity financing. BMO Nesbitt Burns Inc. and Griffiths McBurney & Partners acted as co-lead agents of a syndicate which also included Canaccord Capital Corporation, CIBC World Markets Inc., Yorkton Securities Inc., Fahnestock Canada Inc. and Sprott Securities Inc.

Wheaton River issued and sold 230 million subscription receipts at a price of Cdn.$1.45 per subscription receipt. Each subscription receipt will entitle the holder to acquire one common share and one-quarter of one common share purchase warrant of Wheaton River, without payment of additional consideration. Each whole warrant will be exercisable to purchase one common share at a price of Cdn.$1.65 until May 30, 2007.

Further to the letter of intent entered into in January 2003, on February 21, 2003, Wheaton River entered into a definitive agreement of purchase and sale to acquire Rio Tinto's 25% interest in the Bajo de la Alumbrera gold-copper mine in Argentina and 100% interest in the Peak gold mine in Australia for US$210 million. It is anticipated that the acquisition will be completed in mid-March 2003. Closing will be subject to a number of conditions, including obtaining all requisite regulatory and third party approvals and consents.

The proceeds of the financing will be used by Wheaton River to fund the purchase price of the acquisition. An aggregate of Cdn.$326 million of the proceeds has been deposited in escrow pending (i) receipt for a final prospectus in each province of Canada qualifying the distribution of the common shares and warrants underlying the subscription receipts, (ii) filing of a registration statement in the United States registering such common shares and warrants and (iii) completion of the acquisition.

5.    Full Description of Material Change

Wheaton River announced it has completed a Cdn.$333.5 million private placement equity financing. BMO Nesbitt Burns Inc. and Griffiths McBurney & Partners acted as co-lead agents of a syndicate which also included Canaccord Capital Corporation, CIBC World Markets Inc., Yorkton Securities Inc., Fahnestock Canada Inc. and Sprott Securities Inc.

Wheaton River issued and sold 230 million subscription receipts at a price of Cdn.$1.45 per subscription receipt. Each subscription receipt will entitle the holder to acquire one common share and one-quarter of one common share purchase warrant of Wheaton River, without payment of additional consideration. Each whole warrant will be exercisable to purchase one common share at a price of Cdn.$1.65 until May 30, 2007.

Further to the letter of intent entered into in January 2003, on February 21, 2003, Wheaton River entered into a definitive agreement of purchase and sale to acquire Rio Tinto's 25% interest in the Bajo de la Alumbrera gold-copper mine in Argentina and 100% interest in the Peak gold mine in Australia for US$210 million. It is anticipated that the acquisition will be completed in mid-March 2003. Closing will be subject to a number of conditions, including obtaining all requisite regulatory and third party approvals and consents.

The proceeds of the financing will be used by Wheaton River to fund the purchase price of the acquisition. An aggregate of Cdn.$326 million of the proceeds has been deposited in escrow pending (i) receipt for a final prospectus in each province of Canada qualifying the distribution of the common shares and warrants underlying the subscription receipts, (ii) filing of a registration statement in the United States registering such common shares and warrants and (iii) completion of the acquisition.

Upon completion of the acquisition, Wheaton River will become the 8th largest Canadian gold producer with estimated production in 2003 of 458,500 gold equivalent ounces (371,000 gold ounces and 6.4 million silver ounces) at an estimated pro forma cash cost of US$124 per gold equivalent ounce in 2003 (net of copper revenue).

6.    Reliance on Subsection 75(3) of the Securities Act (Ontario)

Not applicable.

7.    Omitted Information

Not applicable.

8.    Senior Officer

For further information contact Ian W. Telfer, Chairman and Chief Executive Officer of Wheaton River at (604) 696-3000.

9.    Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

        DATED at Vancouver, British Columbia this 4th day of March, 2003.

WHEATON RIVER MINERALS LIMITED
Per:	/s/ T. DEREK PRICE
T. Derek Price
Vice President, Finance and Chief Financial Officer

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MATERIAL CHANGE REPORT